
06015350

Rexam briefing on Plastic Packaging

Rexam, the global consumer packaging company, will host a briefing for financial analysts today at 3.30 pm UK time in London.

The briefing will focus on Rexam's Plastic Packaging business. The presentation will be webcast live and will be available for viewing on the investor relations section of the Rexam website www.rexam.com. A copy of the presentation will also be made available on the web site.

While no new trading information will be disclosed, Rexam announces that the process has started to divest three food plastic packaging plants (two in Scandinavia and one in the UK) which had combined sales of c £65m in 2005.

The company will announce its Interim Results on 24 August 2006.

28 June 2006

Enquiries
Lars Emilson, Chief Executive +44 20 7227 4100
David Robbie, Group Finance Director
Graham Chipchase, Group Director Plastic Packaging
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Rexam is a leading global consumer packaging company. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 25,500 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.4 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.